May 5, 2016

CONFIDENTIAL

VIA EDGAR

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2015
Filed August 7, 2015
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 19, 2016 (the “Comment Letter”) on the Automatic Data Processing Inc. (“ADP”, “we”, “our” or “us”) Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “Form 10-K”). We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our Form 10-K for the fiscal year ended June 30, 2015.  We understand that the comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.  We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Unless otherwise noted, terms used herein without definition have the same meanings assigned to them in our Form 10-K.

Form 10-K for the fiscal year ended June 30, 2015

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

C. Revenue Recognition, page 43

1.We note that you report PEO revenues net of direct pass-through costs, which are costs billed and incurred for PEO Services worksite employees, primarily consisting of payroll wages and payroll taxes. However, benefits, workers’ compensation, and state unemployment tax fees for worksite employees are included in PEO revenues and the associated costs are included in operating expenses. Please tell us the basis for your presentation and how you considered the guidance in ASC 605-45-45. Consider expanding your related revenue recognition policy in future filings.

RESPONSE:

ADP’s professional employer organization business (“PEO”) offers small and mid-sized businesses (the “Worksite Employer”) a comprehensive human resources outsourcing solution through a co-employment model. As discussed further below, we have concluded that for presentation purposes, it is appropriate to analyze the cash flow streams as two components, those for which we are the principal, and those for which we are not the principal. As co-employers of the employees (the “Worksite Employees”), based on the services we provide the Worksite Employer, we are primarily responsible for certain costs (e.g., workers compensation and employee benefits) while the Worksite Employer retains primary responsibility for the other costs (e.g., Worksite Employee wages and related payroll taxes). We report amounts we receive as reimbursement and/or compensation for costs for which we are primarily responsible as a component of revenue (i.e., reported gross). The cash we collect and remit for costs for which we are not primarily responsible are reduced by the related costs (i.e., reported net).

The Worksite Employer retains direction, control and supervision over the day-to-day responsibilities of the Worksite Employees as necessary to conduct the Worksite Employer’s business. The Worksite Employer also sets the compensation of the Worksite Employees. In the co-employment model, pursuant to the client services agreement:

•
PEO processes the payroll for the Worksite Employees, including withholding and remitting applicable federal, state and local payroll taxes, and provides calendar year-end W-2 forms. As part of this process, PEO impounds funds for payroll and payroll taxes from the Worksite Employer and pays the Worksite Employee and remits applicable payroll taxes to the appropriate taxing authorities.

•	PEO provides workers’ compensation coverage and claims administration services for Worksite Employees, and guidance regarding occupational safety and claims administration.

•	PEO provides benefits administration, which includes Consolidated Omnibus Budget Reconciliation Act (“COBRA”) administration, enrollment and renewal.

•	PEO provides unemployment insurance claims administration, including having the power of attorney to administer the Worksite Employer’s unemployment account.

•	PEO administers Worksite Employee wage garnishments, liens and withholding orders.

•
PEO provides human resources services through a secure, online website that provides access to online forms, and allows the Worksite Employer to process newly hired and terminated Worksite Employees, as well as Worksite Employee data changes. PEO also provides the Worksite Employer with policies and procedures regarding commercially-accepted human resource practices and direct access to designated human resource professionals.

•	PEO provides human resource guidance on federal, state and local employment laws.

•	PEO administers Worksite Employee leaves required under state or federal leave laws, or Worksite Employer policy.

In addition, pursuant to the client services agreement, PEO offers Worksite Employees health, dental, vision, disability and life insurance benefits through the ADP TotalSource, Inc. Health and Welfare Plan (the “Plan”). Should the Worksite Employer elect to provide the Worksite Employees benefits through the PEO, a “Client Benefit Election” form is completed, where the Worksite Employer selects from a menu of options offered under the Plan.

Amounts collected by PEO from Worksite Employers include the following:

•	wages payable to the Worksite Employees

•
an administrative service fee, that includes payroll-related taxes due to federal, state and local taxing authorities based on wages paid, an estimate of costs for any expected losses related to potential workers’ compensation claims, and costs for state unemployment insurance; and

•	benefits premiums incurred by the ADP TotalSource Health and Welfare Plan.

The following is our analysis of the basis for our presentation of such revenues and expenses and an analysis of our consideration of the guidance in ASC 605-45-45.

Evaluation of Payroll Wages and Payroll Taxes

In assessing the indicators relative to payroll wages and payroll taxes in the PEO relationship, we made our evaluation relative to the nature of the costs being considered and who is responsible for such costs. Specifically, where does the employer/employee relationship reside based on the allocation of responsibilities between PEO and the Worksite Employer and how should such allocation impact the presentation of the costs that arise from that relationship. Payroll wages and payroll taxes represent direct pass-through costs and PEO has no control or influence with respect to these costs. Payroll wages are determined by the Worksite Employer and the related payroll taxes are based upon the applicable statutory rates.

Primary Obligor:

ASC 605-45-45-4 states that whether a supplier (Worksite Employees) or a company (PEO) is responsible for providing the products or services desired by a customer (Worksite Employer) is a strong indicator of the company’s role in the transaction. ASC 605-45-45-4 further states that if the company is responsible for providing the fulfillment, including the acceptability of the services ordered by the customer, that fact is a strong indicator that the company has risks and rewards of a principal in the transaction and should record revenue gross based on amounts billed to the customer. The Worksite Employees are responsible for rendering services and they are also responsible for the acceptability of their services. Accordingly, PEO is not responsible for fulfillment or acceptability of services and therefore, is not acting as a principal in these arrangements. Further, when considering the costs being evaluated (i.e., wages), the Worksite Employer has discretion with respect to compensation levels. Additionally, the Worksite Employee and the Worksite Employer negotiate the terms of employment, specifically compensation and worksite activities, and PEO is not a party to these negotiations. The Worksite Employee clearly looks to the Worksite Employer to both direct their daily activities, and for compensation for services rendered. Lastly, ASC 605-45-45-4 refers to the “primary obligor” indicator as a “strong indicator” and therefore, we gave more weight to this indicator in our overall evaluation of whether PEO is acting as principal in these transactions.

Price Latitude:

The Worksite Employer, together with their Worksite Employees, establishes the level of wages to be paid and related benefits provided for services rendered. PEO does not control nor influence the wage at which a Worksite Employee and Worksite Employer agree is a fair “exchange” for the services rendered and the related compensation paid. The payroll taxes are statutorily defined and, generally, dependent on the level of wages provided by the Worksite Employer. PEO has no control or influence with respect to these costs.

Performance of Service:

For this indicator, we believe we should focus on who is providing the services for which the Worksite Employer is paying. The Worksite Employees are, collectively, the responsible parties for providing the services that the Worksite Employer employs them for, which is dependent on the nature of the Worksite Employer’s business. PEO has no control or influence with respect to this indicator.

Supplier Selection:

We evaluated this indicator from the perspective of who decides which and how many Worksite Employees to hire, fire, etc., effectively viewing the Worksite Employee as the

“supplier” in this arrangement. Although PEO has a contractual right to hire and terminate Worksite Employees, the PEO does not typically exercise this right. The Worksite Employer is the party in the relationship that has the ultimate right to accept or reject the hiring or firing of any Worksite Employee. As a related matter, should a Worksite Employer terminate any Worksite Employee, PEO is not obligated to continue any employment relationship with the terminated Worksite Employee.

Service Specifications:

PEO does not participate in determining the nature of the services provided by the Worksite Employees. The Worksite Employer is the party that has the authority to direct and control the day to day activities of the Worksite Employees. Further, PEO does not benefit by obtaining any rights to the ultimate product or technology produced by the Worksite Employees.

Credit Risk:

In certain states, PEO is statutorily obligated for the Worksite Employees’ payroll. We mitigate this risk by requiring the Worksite Employer to fund payroll before PEO is obligated to pay the Worksite Employees. In addition, this obligation would cease to exist once PEO terminates the client services agreement with the Worksite Employer, which it can generally do at any time in the event of non-performance (including failure to fund payroll). After evaluating this indicator, we concluded that PEO does have some of the credit risk because in certain instances PEO may be obligated to pay Worksite Employees before collecting from the Worksite Employers.

In summary, our assessment is as follows:

Indicator	Assessment
Primary Obligor	Net
Latitude in Establishing Price	Net
Performance of Service	Net
Supplier Selection	Net
Service Specifications	Net
Credit Risk Exposure	Gross

Conclusion on Payroll and Payroll Taxes:

In light of the evaluation above, we have concluded that net presentation of payroll and payroll taxes is appropriate. PEO is not engaged in the actual businesses of the Worksite

Employers that underlie these PEO relationships, nor does it negotiate the terms of the Worksite Employees services or wages; accordingly we believe that a net presentation with appropriate disclosure is the best depiction of the substance of these arrangements.

Furthermore, we believe that the financial statements would potentially be misleading to include payroll and payroll related costs as revenues. Specifically, it would make the Company appear to be a significantly larger enterprise than it actually is.

Evaluation of fees for benefits, workers’ compensation, and state unemployment insurance

For purposes of this evaluation, we focused on the aspects of the bundled arrangement that relate to benefits, workers’ compensation and state unemployment insurance.

Primary Obligor:

Overall, PEO is the primary obligor with respect to this aspect of the arrangement. The Worksite Employer looks to PEO for providing or administering the human resources services to the Worksite Employer, including benefits coverage, workers’ compensation coverage and state unemployment insurance.

As it relates to benefits, the PEO provides coverage through the ADP TotalSource, Inc. Health and Welfare Plan (the “Plan”). PEO is the single employer plan sponsor for the Plan. The Plan is an ERISA-covered group health plan, where PEO acts as the Plan fiduciary. PEO is the policy holder and therefore is responsible for selecting the health insurance carriers and negotiating, through a third-party broker, with the health insurance carriers in regards to the types of plans offered and insurance premiums charged. PEO is also responsible for the payments of premiums to the carriers.

As it relates to workers compensation, pursuant to the client services agreement, the PEO provides all Worksite Employees workers’ compensation insurance and services. PEO has secured specific per occurrence and aggregate stop loss insurance from a wholly-owned and regulated insurance carrier of AIG that covers all workers’ compensation losses in excess of $1 million per occurrence and also any aggregate losses within the $1 million retention that collectively exceed a certain level in certain policy years.  ADP retains the residual risk below these thresholds. Any expected losses related to potential workers’ compensation claims are included in the administrative service fee charged by the PEO to the Worksite Employer. Assuming a workers’ compensation claim, the Worksite Employer looks to the PEO to manage the claim, thus ensuring coverage.

State unemployment insurance (“SUI”) is a tax assessed by the states for unemployment insurance based on a rate determined by the respective states. This rate varies by state depending on turnover experience. Some states assess SUI to each PEO legal entity (“file by state”) and other states assess SUI based upon the Worksite Employer (“file by client”). The PEO assigns each Worksite Employer to a PEO legal entity based on their turnover experience to manage the SUI costs for Worksite Employers in “file by state” states.

Price Latitude:

The PEO has latitude in establishing the price associated with the benefits coverage, workers’ compensation coverage and state unemployment insurance. As it relates to benefits, PEO negotiates the prices to be charged for each plan with insurance carriers through licensed benefit brokers, taking advantage of the economies of scales within the PEO. Through these negotiations, PEO is able to determine the benefits coverage it can competitively offer through the Plan. As it relates to workers’ compensation insurance, the PEO negotiates through a licensed insurance broker with AIG for insurance that covers all workers’ compensation losses in excess of $1 million per occurrence and also any aggregate losses within the $1 million retention that collectively exceed a certain level in certain policy years.  ADP retains the residual risk below these thresholds and ADP manages the risk of the expected losses related to workers’ compensation claims. Expected losses ultimately retained by the PEO are included as part of the administrative service fee charged by PEO to the Worksite Employer. As it relates to state unemployment insurance, the PEO charges the Worksite Employer based upon whether they are “file by state” or “file by client” and, for Worksite Employers in “file by state” states, the experience rates of the applicable PEO legal entity responsible for the Worksite Employees for that particular client.

Performance of Service:

The service is defined as the comprehensive human resources services, including offering benefits coverage, workers’ compensation coverage and state unemployment insurance. PEO is responsible for administering the respective benefits and coverage.

Supplier Selection:

As mentioned in “Primary Obligor” above, PEO has the discretion to select the carriers that will provide workers compensation and health insurance services. Although PEO does not have supplier selection for SUI, PEO can (in “file by state” states) influence the rates for SUI paid by a Worksite Employer based upon the PEO legal entity that the Worksite Employer is assigned to.

Service Specifications:

PEO determines the plans to be offered in the case of benefits and workers compensation. However, PEO cannot determine the service specifications for state unemployment insurance.

Credit Risk:

PEO has credit risk as it relates to the fee charged to the Worksite Employer. The PEO is under the obligation to pay the premiums to the carriers for benefits and workers’ compensation. As it relates to SUI, PEO may be required to pay the taxes assessed by the states even if it does not collect the taxes from the Worksite Employer.

In summary, our assessment is as follows:

Indicator	Assessment
Primary Obligor	Gross
Latitude in Establishing Price	Gross
Performance of Service	Gross
Supplier Selection	Gross
Service Specifications	Gross
Credit Risk Exposure	Gross

Conclusion on fees for benefits, workers’ compensation, and state unemployment insurance:

In light of the evaluation above, we believe that all of the indicators support gross reporting, and therefore that gross presentation of the benefits, workers’ compensation, and state unemployment insurance is appropriate.

We also analogized to the guidance in ASC 605-45-45-23 (formerly EITF 01-14) that requires “[r]eimbursements received for out-of-pocket expenses incurred [to] be characterized as revenue in the income statement.” In issue 01-14, the EITF noted that the gross presentation of reimbursement of out of pocket expenses was supported by the following factors (which are also applicable to our circumstances per the evaluation herein):

•	Primary Obligor—the service provider (seller) is the primary obligor with respect to purchasing goods and services from third-party suppliers, such as airlines.

•	Supplier Discretion—the service provider (seller) generally has discretion in selecting the supplier.

•	Credit Risk—the service provider (seller) generally has credit risk because it typically receives reimbursement after the goods or services have been purchased.

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2016, we will expand our disclosure with regards to our revenue recognition policy and the evaluation performed herein. We have included proposed additional disclosure in Appendix A, which will be included in our Summary of

Significant Accounting Policies in our next Annual Report on Form 10-K for the fiscal year ended June 30, 2016.

F. Fair Value Measurements, page 44

2.You indicate that your available-for-sale securities included in Level 2 of the fair value hierarchy are valued utilizing inputs obtained from an independent pricing service and have provided the various inputs that have been utilized. Please tell us what consideration was given to disclosing a description of the valuation techniques used in the fair value measurements. In addition, tell us what consideration you gave to separately disclosing the valuation techniques and inputs for each class of assets. We refer you to ASC 820-10-50-2 and ASC 820-10-50-2(bbb).

RESPONSE:

In future filings, beginning with our Annual Report on Form 10-K for the fiscal year ended June 30, 2016, we will expand our disclosure to separately disclose the valuation techniques and inputs for each asset class, as well as expand our disclosure with regards to the review process we undertake each reporting period. We have included proposed additional disclosure in Appendix B, which will be included in the Summary of Significant Accounting Policies in our next Annual Report on Form 10-K for the fiscal year ended June 30, 2016.

Please feel free to contact me at 973-974-5572 should you require any additional information or have any additional questions.
Very truly yours,

/s/ Jan Siegmund
Jan Siegmund
Chief Financial Officer

Cc:

Securities and Exchange Commission

Amanda Kim, Staff Accountant
Melissa Walsh, Senior Staff Accountant

Deloitte & Touche LLP

Karen Valerie, Partner

Paul, Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington, Partner

Appendix A

Excerpt to be added to the Revenue Recognition section of our Summary of Significant Accounting Policies Footnote in our Annual Report on Form 10-K (revised wording has been included in bold below):

PEO provides a comprehensive human resources outsourcing solution, including offering benefits, providing workers’ compensation insurance, and administering state unemployment insurance, among other human resources functions. Amounts collected from PEO worksite employers include payroll, fees for benefits, and an administrative fee that also includes payroll taxes, fees for workers’ compensation and state unemployment taxes.

The payroll and payroll taxes collected from the worksite employers is presented in revenue net, as the Company is not the primary obligor with respect to this aspect of the PEO arrangement. With respect to the payroll and payroll taxes, the worksite employer is the primary obligor, has latitude in establishing price, selects suppliers, and determines the service specifications.

The fees collected from the worksite employers for benefits, workers’ compensation and state unemployment taxes are presented in revenues and the associated costs of benefits, workers’ compensation and state unemployment taxes are included in operating expenses, as the Company acts as a principal with respect to this aspect of the arrangement. With respect to the fees for benefits, workers’ compensation and state unemployment taxes, the Company is the primary obligor, has latitude in establishing price, selects suppliers, determines the service specifications and is liable for credit risk.

Appendix B

Excerpt to be added to the Fair Value Measurements section of our Summary of Significant Accounting Policies Footnote in our Annual Report on Form 10-K (revised wording has been included in bold below):

Over 99% of the Company's available-for-sale securities included in Level 2 are valued based on prices obtained from an independent pricing service. To determine the fair value of the Company's Level 2 investments, the independent pricing service uses various pricing models for each asset class that are consistent with what other market participants would use, including the market approach. Inputs and assumptions to the pricing model of the independent pricing service are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Since many fixed income securities do not trade on a daily basis, the independent pricing service applies available information, as applicable, through processes such as benchmark curves, benchmarking of like securities, sector groupings and matrix pricing to prepare valuations. For the purposes of valuing the Company’s asset-backed securities, as well as the mortgage-backed securities that are included within Other securities in Note xx, the independent pricing service includes additional inputs to the model such as monthly payment information, new issue data, and collateral performance. For the purposes of valuing the Company’s Municipal bonds, the independent pricing service includes Municipal Market Data benchmark yield curves as additional inputs to the model. While the Company is not provided access to the proprietary models of the third party pricing service, each quarterly reporting period, the Company reviews the inputs utilized by the independent pricing service and compares the valuations received from the independent pricing service to valuations from at least one other observable source for reasonableness. The Company has not adjusted the prices obtained from the independent pricing service and the Company believes the prices received from the independent pricing service are representative of the prices that would be received to sell the assets at the measurement date (exit price). The Company has no available-for-sale securities included in Level 1 and Level 3.